06008831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dreikönigsstrasse 37
(No. and Street)

Zurich (City) Switzerland (State) 8022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hanspeter Schiegg, CEO 01141 58 283 74 31
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

Brunnhofweg 37 (Address) Berne (City) Switzerland (State) 3001 (Zip Code)

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C.
185

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Official Certification see reverse side

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification

Seen for authentication of the reverse side signature, affixed in our presence by

Mr. Hanspeter SCHIEGG, Swiss citizen of Steckborn/TG, in Opfikon,
identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zürich as person with the right to sign jointly by two for the

Vontobel Securities Ltd, with registered headoffice in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry (Dated: SHAB-publication 19.12.2005).

Zürich, 20th December 2005
BK no. 8645/vw
Fee CHF 30.--

NOTARIAT ZÜRICH (ALTSTADT)

K. Zbären

K. Zbären, Notariatsassistentin

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2005

Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd.

	2005	2005
	CHF	USD
ASSETS		
Cash and cash equivalents	2'037'871	1'546'184
Securities owned, at fair value	1'725'840	1'309'439
Accounts receivable	49'786	37'775
Total ASSETS	3'813'497	2'893'398
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	216'901	164'569
Accrued taxes	8'131	6'169
Bank overdraft	256	194
Total LIABILITIES	225'288	170'932
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each		
issued	2'000'000	1'517'451
outstanding	-	-
authorised	-	-
Accumulated profit	1'588'209	1'205'015
TOTAL SHAREHOLDER'S EQUITY	3'588'209	2'722'466
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	3'813'497	2'893'398

The accompanying notes are an integral part of these financial statements.